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                                                              EXHIBIT 99.(A)(14)

          PENN TREATY AMERICAN CORPORATION ANNOUNCES 84% EXCHANGE NOTES
                            TENDERED; TERMS MODIFIED

ALLENTOWN, Pa., Oct. 11 - Penn Treaty American Corporation (NYSE - PTA) today announced a reduction in the conversion price of its convertible notes due 2008 being offered in exchange for its outstanding $74,750,000 convertible notes due 2003 (the "Subordinated Notes") from $5.31 per share to $4.50 per share and the extension to 11:59 p.m., New York City time, on Friday, October 18, 2002, unless further extended, of the exchange offer. The reduction in the conversion price will apply to all new notes, including those to be issued in exchange for Subordinated Notes already tendered and not withdrawn. Prior to this extension of the exchange offer, the offer had been scheduled to expire on October 10, 2002. Except for the reduction in the conversion price and the extension of the expiration date, the terms and conditions of the exchange offer remain in effect and unmodified. The Company currently anticipates that there will be no further extensions.

Its exchange agent, Wells Fargo Bank Minnesota, N.A. has advised the Company, that, as of the close of business on October 10, 2002, approximately $50 million of Subordinated Notes outstanding had been tendered and not withdrawn pursuant to the offer. Holders of approximately $3 million of Subordinated Notes have expressed their intention to tender their Subordinated Notes in the event of an extension of the offer. In addition, on October 10, 2002, entities controlled by New York investor Wilbur Ross purchased $10 million in aggregate principal amount of the Subordinated Notes from an existing noteholder and have informed Penn Treaty that they intend to tender them into the exchange offer. If the Ross entities were to exercise their conversion rights, they would hold approximately 6% of the Company's currently outstanding shares (assuming no exercise of outstanding options or warrants). The actual and intended tendering of the Subordinated Notes represents approximately 84% of the Company's outstanding issue.

The exchange offer is a significant component of the Company's ongoing plan for balance sheet and capital reformulation. The Company believes that, as it evaluates alternatives for capital to support future growth, the successful exchange of a majority of the Subordinated Notes for Exchange Notes has further enabled these efforts.

The Company, through its wholly owned direct and indirect subsidiaries, Penn Treaty Network America Insurance Company, American Network Insurance Company, American Independent Network Insurance Company of New York, Penn Treaty (Bermuda), Ltd., United Insurance Group Agency, Inc., Network Insurance Senior Health Division and Senior Financial Consultants Company, is primarily engaged in the underwriting, marketing and sale of individual and group accident and health insurance products, principally covering long-term nursing home and home health care.